February 7, 2025

Ben Kohn
Chief Executive Officer
PLBY Group, Inc.
10960 Wilshire Blvd., Suite 2200
Los Angeles, CA 90024

       Re: PLBY Group, Inc.
           Registration Statement on Form S-3
           Filed January 31, 2025
           File No. 333-284632
Dear Ben Kohn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Claudia Dubon